January 11, 2007

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IGIA, Inc.
Registration Statement on Form SB-2
Amendment No. 2 Filed December 15, 2006
File No. 333-137832

Dear Mr. Owings:

This firm represents IGIA, Inc. (the “Company”) in the above-referenced matter. Enclosed for is the Company’s amended Form SB-2 for filing. Below, please find our responses to your December 28, 2006 comment letter:

General

1.
A December 15, 2006 news article in the Charleston Gazette indicates that complaints have been filed against you with the Consumer Protection Division of the West Virginia State Attorney General’s Office and that article also referred to 2004 complaints with the Federal Trade Commission. Please discuss the nature of these complaints and include risk complaints and include risk factor disclosure of the effect of theses complaints on your business.

Response

We have provided additional disclosure regarding the complaint filed by the Attorney General of West Virginia on December 14, 2006. However, the complaint filed by the Federal Trade Commission was resolved in accordance with a consent decree entered into on May 27, 2004, accordingly disclosure of such in the “Legal Proceedings” section of the Registration Statement would not be appropriate, but we have provided additional disclosure regarding this consent decree in the “Risk Factor” section.

July 2006 Financing, page 6

2.	We note your response to comment 2 in our letter dated December 7, 2006. You should refile the Escrow Agreement with all exhibits and schedules. If you would like to keep certain information confidential, you should file a request for confidential treatment in reliance on Rule 406 under the Securities Act of 1933.

Response

In accordance with the Staff’s request, we have refiled the Escrow Agreement with all schedules and exhibits, but have filed a request for confidential treatment with respect to certain information.

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Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,

/s/ Yoel Goldfeder
Yoel Goldfeder